Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JBIC in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY ¥151.90 = U.S.$1.00, the spot buying rate quoted on the Tokyo Foreign Exchange on April 9, 2024, as reported by the Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$7,506
Fiscal Agent’s fee, including printing and engraving the Securities	202,000
Printing expenses	35,850
Legal fees and expenses	42,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	233,839

Total	$521,195